Exhibit 99.1

Locafy Announces New Value-Based SEO Pricing Model

Innovative Pricing Expected to Boost Revenues through Increased Sales Velocity, Scalability, and Subscription Revenue Opportunity

Successful Trials Show that Locafy Technology’s SEO Performance Often Exceeds Existing Base Subscription Fees

Aligns SEO Campaign Pricing to the Global US$273 Billion Google Ads Market

PERTH, Australia – April 11, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today announced that it has released an SEO product with a new value-based pricing model that it anticipates will drive a strong increase in recurring subscription revenues. The Company believes that this model is the first of its kind in the automated SEO industry.

“In digital marketing, the core objective is to drive visitors to a client’s website, typically measured in ‘clicks,’” said Locafy CEO Gavin Burnett. “Based on our successful free and paid trials of our proprietary Keystone technology with media organizations, publishers, and direct clients, we’re confident that our technology is among the best in the industry at driving additional ‘clicks’ for clients.

“When using market-based advertising price comparisons, the ‘clicks’ our technology delivers are often worth hundreds, and in some cases thousands, of dollars per quarter in additional value above what we typically would charge a customer,” Burnett continued. “This pricing model shift is intended to capture increased revenue for Locafy that is commensurate with the value that our technology provides.”

The digital advertising market is dominated by Google, which reported revenues of more than US$238 billion in online advertising in 2023.1 Globally, more than 80% of businesses use Google for their online advertising campaigns on a Pay-Per-Click (PPC) basis, where clients pay an average of US$3.12 per click, but could pay substantially more depending on the business category.23 For example, some legal keywords attract more than US$50 per click.4

“We’re confident that our clients will embrace this pricing model as well,” said Burnett. “We believe that this pricing model will resonate with digital agencies and business owners that have traditionally been skeptical of SEO services, as we’re removing the financial risk from SEO campaigns and providing certainty in SEO spending return on investment. Overall, clients are really paying for their business to be found in online search; we believe we will provide a solution where clients can rise to the top of search and only pay for the value they receive at rates already determined by the online advertising market.”

 1 Tiago Bianchi, “Google: Advertising Revenue 2023,” Statista, February 1, 2024, https://www.statista.com/statistics/266249/advertising-revenue-of-google/.

2 Rohit Shewale, “Google Ads Statistics in 2024 (Revenue, Roi & Facts),” DemandSage, February 26, 2024, https://www.demandsage.com/google-ads-statistics/#:~:text=45%25%20of%20small%20businesses%20have,market%20their%20products%20and%20services.

3 “What Is Average CPM and How to Calculate It,” DashThis, accessed April 10, 2024, https://dashthis.com/kpi-examples/average-cpm/#:~:text=A%20good%20cost%20per%20mille,an%20average%20CPM%20of%20%243.12.

4 Mark Irvine, “Google Ads Benchmarks for Your Industry [Updated!],” wordstream.com, accessed April 10, 2024, https://www.wordstream.com/blog/ws/2016/02/29/google-adwords-industry-benchmarks.

Locafy has begun quantifying the effectiveness of value-based pricing. In a recent preliminary, unpaid trial of this pricing model, one industrial client reported over AUD$8,000 in added advertising value over a single quarter calculated from the PPC value of the relevant search keywords. This client also reported a significant broadening of its keyword reach outside of keywords assigned PPC value, highlighting Locafy’s ability to draw new authentic visitors to a client’s website while avoiding additional PPC expenses.

Under Locafy’s new performance-based pricing model, an identical paying client could be expected to generate around a 50% increase in revenue for Locafy. While the value delivered will vary from industry to industry and market to market, the company has consistently delivered value equal to or greater than what the client would have paid using established advertising practices.

Locafy expects to begin an initial marketing campaign in the coming weeks to its several hundred clients, partners, resellers, and active database of more than 250,000 subscribers. The Company then plans to extend its marketing to the several million businesses listed within its global business directory network.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission, including its most recent Annual Report on Form 20-F, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Group
(949) 574-3860
LCFY@gateway-grp.com